L&L Financial Holdings, Inc. 720 Third Avenue, Suite 1611 Seattle, WA 98104

Mr. Dean Suehiro, Senior Staff Accountant, Securities and Exchange Commission Washington, DC, 20549 Mail Stop 3720

Re:	L&L Financial Holdings, Inc.
Form 10-KSB for Fiscal Year Ended April 30, 2006
Filed August 15, 2006

Forms 10-QSB for Fiscal Quarters Ended July 31, 2006,
October 31, 2006 and January 31, 2007
File No. 0-32505

Dear Mr. Dean Suehiro:

     We have received your letter dated July 27, 2007 and are responding to the questions as follow:

Form 10-KSB for the Fiscal Year Ended April 30, 2006

Plan of Operation, Other Income

Q1	.	Please tell us why other operations expenses, tax related expenses and asset repairs are not considered operating expenses. Also, tell us the nature of the tax related expenses. Further, tell us the nature of the sales of fixed assets.

Answer: These operation expenses are not directly related to the making of air compressors. But they are operations of LEK subsidiary which generated operational income or expenses. For better disclosure to the general public, we disclosed them under Other Income. The nature and tax surcharge and sales of fixed asset is explained as footnotes in the Form 10KSB. See page 6 of
Attachment 1 for details.

Note 3. Business Combination

We note your response to prior comment 1 and have the following comments.

Q2	.	Please refer to the last paragraph under #4(b). Confirm to us that the expert is aware of being named in the filing.

Answer: Yes, we confirmed the local expert is aware of it. See Page 26 of
Attachment 1 for details

Q3	.	Please refer to the last sentence in the second paragraph under #5. Since you disclose that there are no separable intangible assets apart form goodwill, delete the sentence.

Answer: Following your instruction, we deleted the sentence on the beginning of
Page 27. See Attachment 1 for details.

Form 10-QSB

Q4	.	We note that the purchase price was based on the book value of KMC’s net equity as of August 31, 2006. Please confirm to us that the purchase price represented the fair value of the assets and liabilities acquired.

Answer: Yes, we confirm that the purchase price represented the fair value of the assets and liabilities acquired. See Page 17 &18 of Attachment 3 –Form 10QSB for details.

Form 8-K filed November 13, 2006

We note your response to prior comment 3 and have the following comments.

Q5	.	We note that KMC’s fiscal year end differs from your most recent fiscal year end by more than 93 days. Please disclose the periods combined and the revenues and income for any periods which were excluded from or included both as part of the fiscal year and the subsequent interim period under Rule 11-02(c)(3) of
Regulation S-X.

Answer: After the KMC acquisition, we change KMC fiscal year to the fiscal year which ended on April 30 to be consistent to the Registrant reporting. In addition, we only included the KMC revenue and expenses starting on the date acquisition on 10/30/2006 for our financial reporting purposes. See page 2 of Attachment 2, for details.

Q6	.	Please refer to the “Pro Forma Adjustment Due to KMC Acquisition” column.
Revise to separately present columns for KMC’s historical financial statements and pro forma adjustments. Also, present each pro forma adjustment gross and provide an explanatory note describing each pro forma adjustment. In this regard, it appears to us that the adjustment does not give effect to the minority interest in
KMC. Refer to rule 11-02(b) and (b)(4) of Regulation S-X.

Answer: We present columns for KMC’s historical financial statements and pro forma adjustments separately on Form 8-K. We also separated the Minority

Interests from Tax provision, and disclosed them in the two pro forma statements.
See Page 7 of Attachment 2 (Form 8K) for details.

Q7	.	Please refer to the audit report. The audit report does not comply with Rule 2-02 of Regulation S-X. Therefore, the financial statements do not comply with Item
2.01 of the Form 8-K. Since it appears to us that the significant level exceeds
30%, please provide quantified reconciliation prepared under Item 17 of Form 20-
F in the notes to the financial statements.

Answer: As a more current US audited report of KMC (included in the Registrant annual financial statements ended April 30, 2007) was issued on August 14, 2007 and filed with the SEC as Form 10KSB on August 15, 2007. We believe the recently issued audit report would provide more relevant financial information of
KMC (subsequent to the acquisition) than the outdated Chinese audit report which was issued prior to the KMC acquisition in 2006. On a moving forward basis, we included the current US audit report on KMC to meet the Rule 2-02 of Regulation
S-X. See Page 5 of Attachment 2 for details.

Q8	.	Please revise the title of the pro forma condensed statement of income for 6 months ended October 31, 2005 to October 31, 2006.

Answer: Per your instruction, we revised the title of the pro forma condensed statement of income for 6 months ended October 31, 2005 to October 31, 2006.
See Page 7 of Attachment 2 for details.

Thank so much for you kind guidance, and attention. If you have any question, please feel free to call me at (206) 264-8065 in Seattle.

Sincerely Yours,

/s/ Paul Lee, Acting CEO L&L Financial Holdings, Inc.

Attachment 1, Form10-KSB Attachment 2, Form 8-K Attachment 3, Form 10-QSB